                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                          Riviera Holdings Corporation
                          ----------------------------
                                (Name of Issuer)


                         Common Stock, $0.001 par value
                         ------------------------------
                         (Title of Class of Securities)


                                    769627100
                                    ---------
                                 (CUSIP Number)


                                 March 14, 2006
                                 --------------
             (Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

   [   ]   Rule 13d-1(b)
   [ X ]   Rule 13d-1(c)
   [   ]   Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. 769627100

   1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         D. E. Shaw Laminar Portfolios, L.L.C.
         01-0577802

   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a)         [ ]
         (b)         [ ]

   3.    SEC USE ONLY

   4.    CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF                 5.       SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY                           -0-
EACH
REPORTING
PERSON WITH
                          6.       SHARED VOTING POWER
                                   957,800

                          7.       SOLE DISPOSITIVE POWER
                                   -0-

                          8.       SHARED DISPOSITIVE POWER
                                   957,800

   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         957,800

   10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

   11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         7.7%

   12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         OO

CUSIP NO. 769627100

   1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         D. E. Shaw & Co., L.P.
         13-3695715

   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a)         [ ]
         (b)         [ ]

   3.    SEC USE ONLY

   4.    CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF                 5.      SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY                          -0-
EACH
REPORTING
PERSON WITH
                          6.      SHARED VOTING POWER
                                  983,000

                          7.      SOLE DISPOSITIVE POWER
                                  -0-

                          8.      SHARED DISPOSITIVE POWER
                                  983,200

   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         983,200

   10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

   11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         7.9%

   12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IA, PN

CUSIP NO. 769627100

   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         D. E. Shaw & Co., L.L.C.
         13-3799946

   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a)         [ ]
         (b)         [ ]

   3.    SEC USE ONLY

   4.    CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF                 5.       SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY                           -0-
EACH
REPORTING
PERSON WITH
                          6.       SHARED VOTING POWER
                                   957,800

                          7.       SOLE DISPOSITIVE POWER
                                   -0-

                          8.       SHARED DISPOSITIVE POWER
                                   957,800

   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         957,800

   10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

   11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         7.7%

   12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         OO

CUSIP NO. 769627100

      1.   NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David E. Shaw

      2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
           (a)      [ ]
           (b)      [ ]

      3.   SEC USE ONLY

      4.   CITIZENSHIP OR PLACE OF ORGANIZATION
           United States

NUMBER OF                5.       SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY                          -0-
EACH
REPORTING
PERSON WITH
                         6.       SHARED VOTING POWER
                                  983,000

                         7.       SOLE DISPOSITIVE POWER
                                  -0-

                         8.       SHARED DISPOSITIVE POWER
                                  983,200


      9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           983,200

      10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

      11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           7.9%

      12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           IN

ITEM 1.
 (a)     NAME OF ISSUER:
          Riviera Holdings Corporation



 (b)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
          2901 Las Vegas Boulevard South
          Las Vegas, Nevada 89109


ITEM 2.
 (a)     NAME OF PERSON FILING:
          D. E. Shaw Laminar Portfolios, L.L.C.
          D. E. Shaw & Co., L.P.
          D. E. Shaw & Co., L.L.C.
          David E. Shaw

 (b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
          The business address for each reporting person is:
          120 W. 45th Street, Tower 45, 39th Floor
          New York, NY 10036

 (c)    CITIZENSHIP:
         D. E. Shaw Laminar Portfolios, L.L.C. is a limited liability company organized under the laws of the state of Delaware.
         D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware.
         D. E. Shaw & Co., L.L.C. is a limited liability company organized under the laws of the state of Delaware.
         David E. Shaw is a citizen of the United States of America.

 (d)    TITLE OF CLASS OF SECURITIES:
         Common Stock, $0.001 par value

 (e)    CUSIP NUMBER:
         769627100

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not applicable

ITEM 4. OWNERSHIP

As of March 21, 2006:

(a) Amount beneficially owned:

D. E. Shaw Laminar Portfolios, L.L.C.:  957,800 shares

D. E. Shaw & Co., L.P.:                 983,200 shares
                                        This is composed of (i) 957,800 shares
                                        in the name of D. E. Shaw Laminar
                                        Portfolios, L.L.C., (ii) 25,200 shares
                                        in the name of D. E. Shaw Valence
                                        Portfolios, L.L.C., and (iii) 200 shares under the management of D. E. Shaw
                                        Investment Management, L.L.C.

D. E. Shaw & Co., L.L.C.:               957,800 shares
                                        This is composed of 957,800 shares in
                                        the name of D. E. Shaw Laminar
                                        Portfolios, L.L.C.

David E. Shaw:                          983,200 shares
                                        This is composed of (i) 957,800 shares
                                        in the name of D. E. Shaw Laminar
                                        Portfolios, L.L.C., (ii) 25,200 shares
                                        in the name of D. E. Shaw Valence
                                        Portfolios, L.L.C., and (iii) 200 shares under the management of D. E. Shaw
                                        Investment Management, L.L.C.

(b) Percent of class:
     D. E. Shaw Laminar Portfolio, L.L.C.:             7.7%
     D. E. Shaw & Co., L.P.:                           7.9%
     D. E. Shaw & Co., L.L.C.:                         7.7%
     David E. Shaw:                                    7.9%

(c) Number of shares to which the person has:
    (i)   Sole power to vote or to direct the vote:
           D. E. Shaw Laminar Portfolio, L.L.C.:                 -0- shares
           D. E. Shaw & Co., L.P.:                               -0- shares
           D. E. Shaw & Co., L.L.C.:                             -0- shares
           David E. Shaw:                                        -0- shares

    (ii)  Shared power to vote or to direct the vote:
           D. E. Shaw Laminar Portfolio, L.L.C.:                 957,800 shares
           D. E. Shaw & Co., L.P.:                               983,000 shares
           D. E. Shaw & Co., L.L.C.:                             957,800 shares
           David E. Shaw:                                        983,000 shares

    (iii) Sole power to dispose or to direct the disposition of:
           D. E. Shaw Laminar Portfolio, L.L.C.:                 -0- shares
           D. E. Shaw & Co., L.P.:                               -0- shares
           D. E. Shaw & Co., L.L.C.:                             -0- shares
           David E. Shaw:                                        -0- shares

    (iv) Shared power to dispose or to direct the disposition of:
          D. E. Shaw Laminar Portfolio, L.L.C.:                  957,800 shares
          D. E. Shaw & Co., L.P.:                                983,200 shares
          D. E. Shaw & Co., L.L.C.:                              957,800 shares
          David E. Shaw:                                         983,200 shares

David E. Shaw does not own any shares directly. By virtue of David E. Shaw's position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the managing member and investment adviser of D. E. Shaw Valence Portfolios, L.L.C., the investment adviser of D. E. Shaw Laminar Portfolios, L.L.C., and the managing member of D. E. Shaw Investment Management L.L.C., and by virtue of David E. Shaw's position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of D. E. Shaw & Co., L.L.C., which in turn is the managing member of D. E. Shaw Laminar Portfolios, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of 983,000 shares, and the shared power to dispose or direct the disposition of 983,200 shares, the 983,200 shares as described above constituting 7.9% of the outstanding shares and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of such 983,200 shares.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
               Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
               Not Applicable

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
               Not Applicable

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP
               Not Applicable

ITEM 10.       CERTIFICATION

By signing below, each of D. E. Shaw Laminar Portfolios, L.L.C., D. E. Shaw & Co., L.P., D. E. Shaw & Co., L.L.C., and David E. Shaw certify that, to the best of such reporting person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated February 24, 2004, granted by David E. Shaw in favor of Eric Wepsic, are attached hereto.

Dated: March 24, 2006


                                   D. E. Shaw Laminar Portfolios, L.L.C.
                                   By: D. E. Shaw & Co., L.L.C., as
                                       managing member

                                       By: /s/ Eric Wepsic
                                           -------------------
                                           Eric Wepsic
                                           Managing Director



                                   D. E. Shaw & Co., L.P.

                                   By: /s/ Eric Wepsic
                                       -------------------
                                       Eric Wepsic
                                       Managing Director



                                   D. E. Shaw & Co., L.L.C.

                                   By:   /s/ Eric Wepsic
                                         ---------------------
                                         Eric Wepsic
                                         Managing Director



                                   David E. Shaw

                                   By: /s/ Eric Wepsic
                                       -------------------
                                       Eric Wepsic
                                       Attorney-in-Fact for David E. Shaw

                                    EXHIBIT 1

                                POWER OF ATTORNEY
                               FOR CERTAIN FILINGS
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


I, David E. Shaw, hereby make, constitute and appoint each of:


         Anne Dinning,

         Julius Gaudio,

         Lou Salkind,

         Stuart Steckler, and

         Eric Wepsic,

acting individually, as my agent and attorney-in-fact, with full power of substitution, for the purpose of, from time to time, executing in my name and/or my capacity as President of D. E. Shaw & Co., Inc. (acting for itself or as the general partner of D. E. Shaw & Co., L. P. and general partner or managing member of other entities, any which in turn may be acting for itself or other entities) all documents, certificates, instruments, statement, other filings, and amendments to the forgoing (collectively, "documents") determined by such person to be necessary or appropriate to comply with ownership or control-person reporting requirements imposed by any United States or non-United States governmental or regulatory authority, including without limitation Forms 3, 4, 5, 13D, 13F, and 13G required to be filed with the Securities and Exchange Commission; and delivering, furnishing or filing any such documents with the appropriate governmental or regulatory authority. Any such determination shall be conclusively evidenced by such person's execution, delivery, furnishing, and/or filing of the applicable document.

This power of attorney shall be valid from the date hereof and replaces the power granted on February 5, 2001, which is hereby cancelled.

IN WITNESS HEREOF, I have executed this instrument as of the date set forth below.

Date: February 24, 2004

DAVID E. SHAW, as President of
D.E. Shaw & Co., Inc.
/s/ David E. Shaw
New York, New York

                                    EXHIBIT 2

                                POWER OF ATTORNEY
                               FOR CERTAIN FILINGS
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


I, David E. Shaw, hereby make, constitute and appoint each of:

         Anne Dinning,

         Julius Gaudio,

         Lou Salkind,

         Stuart Steckler, and

         Eric Wepsic,

acting individually, as my agent and attorney-in-fact, with full power of substitution, for the purpose of, from time to time, executing in my name and/or my capacity as President of D. E. Shaw & Co. II, Inc. (acting for itself and as the managing member of D. E. Shaw & Co., L.L.C., which in turn may be acting for itself or as the managing member of other companies) all documents, certificates, instruments, statement, other filings and amendments to the forgoing (collectively, "documents") determined by such person to be necessary or appropriate to comply with ownership or control-person reporting requirements imposed by any United States or non-United States governmental or regulatory authority, including without limitation Forms 3, 4, 5, 13D, 13F and 13G required to be filed with the Securities and Exchange Commission; and delivering, furnishing or filing any such documents with the appropriate governmental or regulatory authority. Any such determination shall be conclusively evidenced by such person's execution and delivery, furnishing or filing of the applicable document.

This power of attorney shall be valid from the date hereof and replaces the power granted on February 5, 2001, which is hereby cancelled.

IN WITNESS HEREOF, I have executed this instrument as of the date set forth below.

Date:  February 24, 2004

DAVID E. SHAW, as President of
D. E. Shaw & Co. II, Inc.
/s/ David E. Shaw
New York, New York

                                    EXHIBIT 2

                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned Reporting Persons hereby agrees to the joint filing, along with all other such Reporting Persons, on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, $0.001 par value, of Riviera Holdings Corporation, and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement as of this 24th day of March, 2006.



                             D. E. Shaw Laminar Portfolios, L.L.C.
                             By: D. E. Shaw & Co., L.P., as managing member

                                  By: /s/ Eric Wepsic
                                      -------------------
                                        Eric Wepsic
                                        Managing Director


                             D. E. Shaw & Co., L.P.

                             By: /s/ Eric Wepsic
                                 -------------------
                                 Eric Wepsic
                                 Managing Director


                             D. E. Shaw & Co., L.L.C.

                             By: /s/ Eric Wepsic
                                 -------------------
                                 Eric Wepsic
                                 Managing Director


                             David E. Shaw

                             By: /s/ Eric Wepsic
                                 -------------------
                                 Eric Wepsic
                                 Attorney-in-Fact for David E. Shaw